March 29, 2005


John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Stanley  Furniture  Company,  Inc.
     Form  10-K for the  fiscal  year  ended December 31, 2004
     File No. 0-14938

Dear Mr. Cash:

     This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Commission") communicated by letter (the "Comment Letter") dated March 16, 2004 with respect to the Form 10-K of Stanley Furniture Company, Inc. for the fiscal year ending December 31, 2004 (the "Filing"). For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.

                   10-K for the Period Ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

     We have provided the requested revisions and will include these revisions in our future filings.

Liquidity and Capital Resources -- Table of Contractual Obligations

2. Please revise your table of contractual cash obligations to also include the following:
     (a)      Estimated interest payments on your debt, and

     (b) Estimated future benefit payments related to your pension and postretirement benefits.

     Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

     The  revised  table   including  the  requested   information  and  related
     assumptions is set forth below:

     The following table sets forth our contractual cash obligations and other commercial commitments at December 31, 2004:

                                                      Payment due or commitment expiration
                                                ----------------------------------------------
                                                       Less than                         Over
Contractual cash obligations:                   Total    1 year   1-3 years 3-5 years  5 years
Long-term debt .............................   $15,685   $ 4,257   $ 5,714   $ 2,857   $ 2,857
Postretirement benefits other than pensions(1)   4,857       290       550       535     3,482
Fixed interest payments on long-term debt ..     3,120     1,016     1,311       595       198
Operating leases ...........................     2,821       701     1,182       938
                                               -------   -------   -------   -------   -------

Total contractual cash obligations .........   $26,483   $ 6,264   $ 8,757   $ 4,925   $ 6,537
                                               =======   =======   =======   =======   =======

Other commercial commitments:
Letters of credit ..........................   $ 4,234   $ 4,234
                                               =======   =======

(1) The '83 Group Annuity Mortality tables were used in estimating future benefit payments, and the health care cost trend rate for determining payments is 10% for 2005 and gradually declines to 5.5% in 2010 where it is assumed to remain constant for the remaining years.

     Our pension plan is frozen and under current valuations holds sufficient assets to cover future benefit obligations. Therefore, we do not currently anticipate any cash funding needs to meet minimum required funding thresholds.


Item 7A - Quantitative and Qualitative Disclosures about Market Risk

3. We note that 4% of your 2004 net sales were to international customers. Please include a discussion regarding your foreign currency exchange rate risk. Indicate if your foreign sales and purchases are denominated in foreign currencies and if so, whether you are hedging those transactions. Refer to Item 305 of Regulation S-K.

     None of our sales or purchases are denominated in foreign currencies. We propose to include the following sentence in our future filings:

     "None of our foreign sales or purchases are denominated in foreign currency and we do not have any foreign currency hedging transactions."

     As requested in the Comment Letter, we acknowledge that (i) Stanley Furniture Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,

                                                     /s/ Douglas I. Payne
                                                     --------------------
                                                     Douglas I. Payne
                                                     Executive Vice President
                                                     Finance and Administration